Date: May 13, 2026

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Evergreen Merger Corporation

Request for Withdrawal of Registration Statement on Form F-4

File No. 333-282202

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Evergreen Merger Corporation (“Company”) respectfully requests the withdrawal of its Registration Statement on Form F-4 (File No. 333-282202), as amended (“Registration Statement”).

The Registration Statement was originally filed in connection with a proposed business combination transaction involving the Company. The Company advises the Staff that the proposed transaction has been terminated, and the Company no longer intends to pursue the offering contemplated by the Registration Statement.

In response to the Staff’s letter dated April 23, 2026, and in view of the foregoing, the Company respectfully requests that the Commission consent to the withdrawal of the Registration Statement.

The Company confirms that no securities have been sold pursuant to the Registration Statement. The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company (if any).

If you have any questions regarding this request, please contact Izmet Iskandar Bin Mohd Ramli, Director at izmet@evg-corp.com.

Thank you for your attention to this matter.

Yours faithfully,

For and on behalf of

Evergreen Merger Corporation

/s/ Izmet Iskandar Bin Mohd Ramli
Name:	Izmet Iskandar Bin Mohd Ramli
Title:	Director